UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026

Commission file number: 001-42189

Orangekloud Technology Inc.

(Registrant’s Name)

1 Yishun Industrial Street 1

#04-27/28&34 Aposh Building Bizhub

Singapore, 768160

+65 6317 2050

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Orangekloud Technology Inc. Adopted an Amended and Restated 2023 Equity Incentive Plan

Orangekloud Technology Inc. (the “Company”) adopted an Amended and Restated 2025 Equity Incentive Plan (the “A&R 2025 Plan”), as approved and authorized by the board of directors of the Company on May 8, 2026.

Pursuant to section 5.1 of the A&R 2025 Plan, the maximum aggregate number of shares that may be issued under the 2025 Equity Incentive Plan was adjusted from 307,051 (adjusted for post share combination) Class A ordinary shares to 875,965 Class A ordinary shares, increased by 568,914 Class A ordinary shares.

Section 2 and Article VIII has been updated to include Restrict Stock Unit Awards. The rest of provisions of the 2025 Plan will remain in full force and effect.

As a foreign private issuer, we are permitted, in lieu of certain requirements of the NASDAQ Stock Market Marketplace Rules (the “Nasdaq Rules”) and subject to certain exceptions, to follow the practices of our home country, which for the purpose of such rules is the Cayman Islands, pursuant to the home country rule exemption set forth under Nasdaq Rules 5615(a)(3).

We elected to be exempt from the requirements under Nasdaq Rules 5635. Nasdaq Rules 5635 generally provides that shareholder approval is required prior to issuance (or potential issuance) of securities in relation to (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings whereby there is a 20% Issuance at a price that is less than the Minimum Price, as defined in Nasdaq Rules 5635(d).

Financial Statements and Exhibits

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Amended and Restated 2025 Equity Incentive Plan

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Orangekloud Technology Inc.

Date: May 20, 2026	By:	/s/ Goh Kian Hwa
Goh Kian Hwa
Chief Executive Officer